UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

On November 27, 2015, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2015. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance International Financial Reporting Standards.

The attachment contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: November 30, 2015	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

cencosud

# Third Quarter 2015

## CONSOLIDATED PERFORMANCE

- In 3Q15 Cencosud made further progress in its efficiency program, which helped to improve gross margins and begun to translate into better business performance. However, the results were impacted by two non-recurring charges: severance payments (CLP 26,487 MM) and a change in the policy of obsolescence provision (CLP 7,978 MM).
- Adjusted EBITDA excluding both non-recurring items increased 44% YoY and adjusted EBITDA margin improved 189 bps to 6.4% (including one-offs adjusted EBITDA increased 15% YoY and margin improved 60 bps to 5.1%).
- Despite the improvement in business performance, Cencosud posted a loss of CLP 29,902 MM in 3Q15 due to the increase in the interest rate in Chile resulting in an increased expense for the valuation of financial derivatives (-CLP 22,936 MM) and the devaluation of the Chilean peso against the US dollar on the unhedged portion of the debt (-CLP 65,044 MM).

## BUSINESS PERFORMANCE

### Supermarkets

- *Argentina: adjusted EBITDA margin posted an expansion of 189 bps, excluding one-offs, due to process improvements.*
- *Colombia: SSS growth of 4.2%, the highest since the acquisition.*
- *Brazil: positive trend on gross margin continues (+156 bps) and Prezunic achieved a positive SSS for the first time in the last 15 months.*
- *Peru: adjusted EBITDA margin posted an expansion of 134 bps, excluding one-offs as a result of the focus on efficiency.*
- *Chile: positive performance continues and posted SSS growth of 3.8%.*

### Department Stores

- *Chile: 7% revenue increase with 6.4% SSS grwth and an adjusted EBITDA margin expansion of 423 bps closing a very good quarter.*
- *Peru: 64% revenue growth with 9,5% SSS growth and improved profitability, driven by economies of scale (opening of 3 new stores).*

### Home Improvement

- *Chile: SSS growth of 2.0% and lower profitability as a result of a delay in the season affected by weather conditions.*
- *Argentina: 29.7% SSS growth and adjusted EBITDA margin improvement of 192 bps, excluding one-offs, driven by the focus on reducing expenses.*

### Shopping Centers

- *Adjusted EBITDA contribution increased by 22% YoY, after a good performance from the business and better comercial conditions in Chile and Argentina, despite the increased property taxes in Chile as a result of the Tax Reform.*

www.cencosud.com | 2

Relevant Events

•
Fair Value of Derivatives: in 3Q15 Cencosud reclassified Fair Value of Derivatives from the line “Other gains (losses)” which was part of the operating income line, to “Net Financial Cost” and “Income (Loss) from foreign exchange variations.” This change was made in order to exclude from operating income variables that do not reflect the business performance.1

•
Costanera Center: on August 5th Cencosud got the reception of the first 15,000 square meters of the office towers of Costanera Center, which will be distributed among towers 2 and 4 of the complex. On August 11th, the Company opened Sky Costanera, a sky deck located on floors 62 and 63 of the Costanera Tower.

•
IPO Shopping Centers: Cencosud's Board of Directors approved continuing the project of a possible IPO of the shopping centers division, for which investment banks were selected for the structuring of the transaction.

•	Pharmacies: on November 4th Cencosud announced the sale agreement of 39 pharmacies that the group operated within its supermarkets in Colombia, to Cruz Verde.

•
Stores with Low Profitability (120 Stores Program): by the end of September, 95 stores had been presented to the committee with its corresponding plan of action to improve results. Under the scope of the plan, on August 31st one Santa Isabel store was closed in Chile.

•
Interim Dividend: in late October Cencosud’s Board of Directors decided to distribute $16 per share against 2015 net income. The dividend will be made available to shareholders as of December 4th this year.

Financial Highlights 3Q15 2
(In millions of Chilean pesos as of September 30th , 2015)
	Third Quarter			Nine months, ended September 30th
	2015	2014	∆%	2015	2014	∆%
Revenues	2,672,728	2,621,001	2.0%	7,942,483	7,696,197	3.2%
Cost of Sales	-1,904,512	-1,922,093	-0.9%	-5,669,628	-5,650,385	0.3%
Gross Profit	768,215	698,908	9.9%	2,272,855	2,045,812	11.1%
Gross Margin	28.7%	26.7%	208 bps	28.6%	26.6%	203 bps
Selling and administrative expenses	-690,308	-629,697	9.6%	-1,992,778	-1,796,165	10.9%
Other revenues, by function	25,307	27,595	-8.3%	65,367	36,399	79.6%
Other gains (losses)	-5,606	-5,094	10.1%	-61,713	-4,867	1168.0%
Operating Income	97,608	91,712	6.4%	283,732	281,180	0.9%
Participation in profit of equity method	4,231	1,280	230.6%	8,771	3,163	177.3%
Net Financial Income	-57,694	-32,215	79.1%	-168,119	-124,524	35.0%
Income (loss) from FX variations	-77,627	-12,409	525.6%	-107,143	-20,754	416.3%
Result of indexation units	-7,405	-4,229	75.1%	-15,896	-26,369	-39.7%
Non-operating income (loss)	-138,495	-47,573	191.1%	-282,386	-168,484	67.6%
Income before income taxes	-40,887	44,139	N.A.	1,346	112,696	-98.8%
Income taxes	10,985	-15,455	N.A.	33,860	-33,578	N.A.
Profit (loss) from C.O.	-29,902	28,684	N.A.	35,205	79,118	-55.5%
Profit (loss) from D.O.	0	-465	-100.0%	9,244	10,630	-13.0%
Profit (loss)	-29,902	28,220	N.A.	44,450	89,749	-50.5%

•	Gross margin increased 208 bps YoY. This was achieved despite a negative effect from the change in the criteria of provisioning inventory obsolescence. Eliminating this non-recurring non-cash CLP 7,978 million effect, gross margin expanded to 29.0% or 238 bps. This improvement was driven by better conditions with suppliers, lower promotional activity, and lower shrinkage.

1 For further information please refer to note 35 of Cencosud’s Consolidated Financial Statementspresented to the SVS in Chile.

2 As a consequence of the association of Scotiabank and Cencosud for the joint development of financial services in Chile, in 3Q14 the Financial Services Division includes the Chilean operation line by line (it is consolidated and then eliminated in discontinued operations), however, in 3Q15 49% of the profit is included in “Participation in profit of equity method”

www.cencosud.com | 3

•
Operating income increased 6.4% YoY, including non-recurring items which are detailed in the table below. Eliminating the items mentioned below, operating income, which reflects only the business performance, increased 44% YoY:

	3Q15	3Q14	Difference	%	9M15	9M14	Difference	%
FECU’s Operating Income	97,608	91,712	5,896	6.4%	283.732	281,179	2,552	0.9%
Obsolescence Provision	-7,978	-	-7,978		-7.978	-	-7,978
Severances	-26,487	-	-26,487		-41.661	-	-41,661
Brazil’s Impairment	-	-	-		-116.771	-	-116,771
Scotiabank’s Profit	-	-	-		61.373	-	61,373
Operating Income from Business	132,074	91,712	40,361	44.0%	388.770	281,179	107,590	38.3%

•
Adjusted EBITDA margin expanded 60 bps YoY despite  the negative effect due to the change in the criteria of provisioning inventory obsolescence and the booking of severance payments associated with the efficiency plan. Eliminating both non-recurring items of CLP 34,465 million, adjusted EBITDA margin expanded to 6.4%, or 189 bps3 YoY.

•
Profit decreased YoY explained by the impact of the devaluation of the Chilean peso against the USD on the debt of the Company and non-recurring charges. The aforementioned was partially offset by better performance from the business during the quarter and lower income taxes (CLP 26,439 million) reflecting a tax benefit in 3Q15 vs. a tax expense in 3Q14.

Consolidated Performance
Supermarkets
	Third Quarter			Nine months, ended September 30th
SUPERMARKETS	2015	2014	∆ %	2015	2014	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	617,549	582,286	6.1%	1,820,920	1,691,069	7.7%
Argentina	545,357	441,571	23.5%	1,551,906	1,285,767	20.7%
Brazil	392,316	546,038	-28.2%	1,276,040	1,605,602	-20.5%
Peru	215,226	209,011	3.0%	622,189	603,644	3.1%
Colombia	196,676	248,907	-21.0%	614,933	730,650	-15.8%
Revenues	1,967,123	2,027,814	-3.0%	5,885,989	5,916,731	-0.5%
Chile	149,869	144,916	3.4%	448,031	412,162	8.7%
Argentina	171,630	131,404	30.6%	491,467	393,685	24.8%
Brazil	85,722	110,808	-22.6%	274,140	305,077	-10.1%
Peru	47,766	44,547	7.2%	139,545	131,411	6.2%
Colombia	37,400	48,090	-22.2%	122,670	141,425	-13.3%
Gross Profit	492,387	479,766	2.6%	1,475,853	1,383,760	6.7%
Gross Margin	25.0%	23.7%	137 bps	25.1%	23.4%	169 bps
SG&A	-444,799	-420,279	5.8%	-1,292,710	-1,212,872	6.6%
Operating Income	49,990	61,632	-18.9%	189,904	177,998	6.7%

Chile
●
Revenues: grew 6.1% driven by 16 net openings YoY and 3.8% SSS growth. The growth in SSS is explained by an increased average ticket, offset by lower traffic, as a consequence of longer independence holidays in 2014 vs 2015 and the earthquake that affected the north and center zone of the country on September 16th.

●
Gross Margin: contracted by 62 bps, due to a non-recurring provision of obsolescence (CLP 2,059 million), a high comparison basis due to the booking of rebates in 3Q14, and higher promotional activity in 3Q15 resulting from increased competition.

●
Operating Income: declined 4.9% due to higher energy costs, lawsuits and severances for labor contingencies that were partially offset by lower headcount, which had an effective reduction in the month of September 2015. Excluding non-recurring items (CLP 2,944 million), operating margin contracted by 33 bps.

Argentina
•	Revenues: increased 23.5% YoY driven by a 16.5% SSS growth and the appreciation of the official average exchange rate by 5.2% in 3Q15 vs. 3Q14.

3 For comparison purposes, Chilean financial retail operations figures were excluded from 3Q14.

www.cencosud.com | 4

•
Gross Margin: expanded 171 bps YoY as a result of an ongoing policy of improving commercial conditions with suppliers, coupled with lower promotional activity as a consequence of the focus in profitability that the Group is applying and lower shrinkage YoY as a result of continuous processes improvement.

•
Operating Income: decreased YoY due to the provision of severances booked in 3Q15 (CLP 17,360 million). Isolating this effect, operating income increased and margin expanded 202 bps, explained by the efforts on improving processes and its consequent savings.

Brazil
Consolidated
•
Revenues: decreased 6.4% in local currency explained by a 7.7% decline in SSS, partially offset by the net opening of 2 stores YoY. Despite the sales growth at Prezunic, the result is negative mainly due to Bretas and the non-food exposure at Gbarbosa (35% of sales). The availability of products in Brazil continues to improve, achieving the best index in the last 7 quarters. In spite of these improvements, revenues declined 28.2% YoY as a result of the devaluation of the Brazilian real vs the Chilean peso.

•
Gross Margin: for the fourth consecutive quarter posted a YoY expansion. In 3Q15 gross margin expanded 156 bps vs 3Q14, due to a better pricing strategy, improved negotiations with suppliers, control of promotional activity, greater logistical recovery and lower shrinkage (the lowest in the last 7 quarters).

•
Operating Income: decreased YoY as a result of higher expenses explained by increased energy costs and severances associated with the efficiency plan. Nevertheless, cost control measures applied to discretionary spending this year, influenced in lower energy consumption and headcount vs 2Q15.

Prezunic
●
Revenues: posted positive SSS for the first time in 5 quarters, due to the new commercial strategy which implied a review of the product mix and pricing policy, resulting in higher promotional and marketing activity at the flag, which pushed an increase of 30 bps of market share.

●
Gross Margin: improved 160 bps YoY as a result of better negotiations with suppliers, a drop in shrinkage and lower logistics costs, partially offset by greater promotional activity. In 3Q15, shrinkage decline reached a historical low.

●	Operating Income: posted a growth YoY and margin expanded 31 bps, as a result of the gross margin expansion, compensated by increased power rates.

Gbarbosa
●
Revenues: negative SSS explained by the drop in non-food sales (impacted by the double digit drop in electro sales, which contributed with 25% of sales), were compensated by an increase in food sales, which improved their performance in the quarter and gained 30 bps of market share YoY.

●	Gross Margin: despite the drop in sales, gross margin expanded by 67 bps YoY, as a result of improved commercial conditions with suppliers, lower shrinkage and reduced logistics costs.
●	Operating Income: posted a decline YoY, explained by higher energy costs, wages and rental increases, partially offset by lower headcount.

Bretas
●
Revenues: negative SSS reflecting lower economic activity and higher competitive pressure from the atacarejo format in the state of Minas Gerais. Bretas, as a way to compete in the region, has transformed 3 stores into atacarejo format. This transformation had positive results in sales with double digit growth and  significant improvement in profitability.

●	Gross Margin: dropped 70 bps explained by higher logistics costs and higher promotional activity coupled with the offering of family packs as a response to strong competition of the atacarejo format.

www.cencosud.com | 5
•	Operating Income: posted a drop YoY due to the gross margin reduction and lower expense dilution driven by the drop in sales.
Peru
•
Revenues: grew 3%, driven by the net opening of 2 stores and the appreciation of the average exchange rate of Peruvian nuevo sol vs Chilean peso, partially offset by -0,7% SSS (lower sales from the wholesale segment).

•
Gross Margin: expanded 88 bps due to lower promotional activity after a smaller contribution from the wholesale segment YoY and lower cost of perishables as a result of the improvement in processes at the processing plant.

•
Operating Income: dropped 0.5% and margin contracted by 23 bps, driven by higher severances, partially offset by higher gross contribution. Excluding severances (CLP 3,307 million), operating income increased 21.2% YoY and the margin expanded 118 bps, due to lower gas, security and insurance expenses, reflecting the efficiency focus.

Colombia
•
Revenues: SSS grew 4.2%, the strongest growth since the acquisition in 2012, however, revenues decreased 21.0% as a result of the Colombian peso devaluation against the Chilean peso (23.1%). SSS growth is explained by a double digit increase in perishables, driven by the Company’s efforts to position itself as a leading player in this category of products, and positive growth in groceries, bazaar, and electronics.

•
Gross Margin: the 30 bps gross margin reduction reflects the change of the internally manufactured products (bakery, delicatessen and pastry) expenses being reclassified from SG&A to cost of sales, and rebates being registered on a monthly basis during 2014, when in 2015 will only be recorded in 4Q (when the funds enter). Eliminating these effects, gross margin increased 70 bps reflecting more competitive commercial agreements with suppliers, which the Company expects to deepen even further in 2016.

•
Operating Income: increased 19% with a 57 bps margin expansion. In line with the strategic focus to cut costs, a reduction in advertising spending was achieved without affecting sales. Additionally, cutting spending is the result of the recognition of a provision for legal contingencies in 3Q14. Excluding severances (CLP 108 million), operating income grew 23% and the margin expanded 63 bps.

Home Improvement
	Third Quarter			Nine months, ended September 30th
HOME IMPROVEMENT	2015	2014	∆ %	2015	2014	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	110,299	104,699	5.3%	360,856	337,244	7.0%
Argentina	234,983	175,178	34.1%	639,022	484,150	32.0%
Colombia	15,541	17,622	-11.8%	47,109	48,649	-3.2%
Revenues	360,823	297,499	21.3%	1,046,987	870,044	20.3%
Chile	28,580	31,432	-9.1%	98,871	94,372	4.8%
Argentina	88,492	65,889	34.3%	242,763	194,421	24.9%
Colombia	3,299	4,448	-25.8%	11,073	12,161	-8.9%
Gross Profit	120,371	101,769	18.3%	352,707	300,955	17.2%
Gross Margin	33.4%	34.2%	-85 bps	33.7%	34.6%	-90 bps
SG&A	-107,294	-84,692	26.7%	-294,033	-230,343	27.7%
Operating Income	13,067	17,354	-24.7%	58,901	71,337	-17.4%

Chile
•
Revenues: revenues increased 5.3% YoY, driven by a 2.0% SSS growth and 2 net openings YoY. The lower growth rate in SSS is explained by seasonal categories underperforming (gardening/pool/deck) due to the unusually low temperatures- associated with the El Niño phenomenon.

•
Gross Margin: 411 bps compression driven by the non-recurring effect of the provision of obsolescence (CLP 2,041 million), a high comparison basis after the review of rebates in 3Q14 and higher contribution from the wholesale channel. Excluding the one-off, gross margin posted a 226 bps contraction.

•
Operating Profit: decreased as a result of lower gross profit contribution (obsolescence provision) and higher expenses, which reflects severances associated to the efficiency plan, coupled with higher energy costs. Excluding both non-recurring items (CLP 3,129 million), operating margin decreased 217 bps.

www.cencosud.com | 6

Argentina
•	Revenues: grew 34.1% YoY driven by SSS growth of 29.7% and an average exchange rate appreciation of 5.2% in 3Q15 vs 3Q14.
•
Gross Profit: remained stable explained by better revenues from negotiations with suppliers and higher commercial margins, compensated by the booking of a non-recurring provision of obsolescence (CLP 3,318 million) and lower results from built-up inventories (lower inflation in 2015 vs 2014).

•
Operating Income: increased 35.1% and margin remained stable due to lower marketing, travelling and logistics expenses, compensated by the increase in severances. Excluding one-offs (CLP 4,676 million), operating margin expanded 204 bps.

Colombia
•
Revenues: SSS grew 5.7%, however revenues fell 11.8% explained by the devaluation of the average exchange rate of the Colombian peso against the Chilean peso by 23.3% YoY. During the period there was one net opening.

•
Gross Margin: contracted by 402 bps as a result of the change in the accounting criteria to homologate the way non-food obsolescence provisions are registered in the Group (CLP 560 million). Eliminating the non-recurring event, gross margin posted a contraction of 42 bps as a result of higher promotional activity to capture customers.

•
Operating Income operating loss grew as a result of the change in provisions for obsolescence and severances associated with the efficiency plan, coupled with the effect of the devaluation of the Colombian peso versus the Chilean peso.

Department Stores
	Third Quarter			Nine months, ended September 30th
DEPARTMENT STORES	2015	2014	∆ %	2015	2014	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	218,095	203,898	7.0%	669,141	647,077	3.4%
Peru	14,608	8,898	64.2%	39,086	24,372	60.4%
Revenues	232,703	212,795	9.4%	708,228	671,448	5.5%
Chile	61,143	52,885	15.6%	196,664	167,021	17.7%
Peru	2,694	448	501.3%	7,194	1,980	263.4%
Gross Profit	63,837	53,333	19.7%	203,858	169,001	20.6%
Gross Margin	27.4%	25.1%	237 bps	28.8%	25.2%	361 bps
SG&A	-65,004	-63,670	2.1%	-201,163	-184,479	9.0%
Operating Income	-925	-9,144	-89.9%	3,541	-12,320	N.A.

Chile
•
Revenues: revenues posted  7.0% growth driven by one net opening YoY and a SSS growth of 6,4%, reflecting sales growth over inflation in Johnson and Paris, a double digit increase of e-commerce sales (among others due to the launch of click & collect in early September 2015), and a successful launch of new franchises.

•
Gross Margin: Gross profit increased 15.6% and margin expanded 210 bps, driven by better inventory management which translated into lower end of season clearances and decreased inventory differences as a result of a redefinition of processes among others, including the reduction in the cycles of inventory account.

•	Operating Income: margin increased 360 bps due to higher gross margin and lower expenses due to the execution of the efficiency program.

Peru
•
Revenues: grew 64.2% driven by 3 net openings YoY and 9.5% SSS growth, continuing the trend observed during 2015. This revenue increase was driven by the synergies achieved with the Chilean department store operation in the development of private labels and higher durable goods sales as a result of joint work between financial services (increased issuance of open credit cards) and the department store.

www.cencosud.com | 7

•	Gross Margin: expanded from 5.0% in 3Q14 to 18.4% in 3Q15 explained by increased scale of the operation, greater maturity of the stores and lower promotional activity.
•	Operating Income: operating loss decreased by 28% as a result of increased scale and the efficiency focus.

Shopping Centers
	Third Quarter			Nine months, ended September 30th
SHOPPING CENTERS	2015	2014	∆ %	2015	2014	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	33,068	28,877	14.5%	94,569	85,262	10.9%
Argentina	22,832	15,353	48.7%	60,579	46,025	31.6%
Peru	5,003	4,601	8.7%	13,741	12,522	9.7%
Colombia	2,147	2,749	-21.9%	6,847	7,635	-10.3%
Revenues	63,050	51,580	22.2%	175,736	151,444	16.0%
Chile	32,070	27,596	16.2%	90,152	81,231	11.0%
Argentina	16,439	10,496	56.6%	43,407	34,131	27.2%
Peru	4,060	4,340	-6.5%	11,543	12,207	-5.4%
Colombia	2,072	2,662	-22.2%	6,612	7,349	-10.0%
Gross Profit	54,641	45,094	21.2%	151,714	134,918	12.4%
Gross Margin	86.7%	87.4%	-76 bps	86.3%	89.1%	-276 bps
SG&A	-11,731	-10,024	17.0%	-35,428	-26,274	34.8%
Operating Income	65,223	59,749	9.2%	172,702	135,073	27.9%
Revaluation of Investment Properties	22,296	24,729	-9.8%	56,393	26,368	113.9%
O.I. excl. revaluation of investment prop.	42,927	35,020	22.6%	116,309	108,706	7.0%

Chile
•	Revenues: grew 14.5% YoY driven by improved conditions in contract renewals, the entry of new tenants to some of our shopping centers, in addition to higher revenues from the parking business.
•	Gross Margin: expanded 142 bps YoY by a lower reassessment of common expenses to tenants as well as lower costs associated with the account available stores.
•
Operating Income: increased 17.7% YoY, excluding asset revaluation, operating income increased 16.1% YoY driven by increased gross contribution, partially offset by higher expenses. Growth in SG&A expenses was due to property taxes (Tax Reform reduced the benefit of using property taxes as a tax credit on income taxes to 50% in 2015 and 0% in 2016) and higher operating expenses for the launch of Sky Costanera.

Argentina
•
Revenues: grew 48.7% YoY explained by the annual adjustment related to inflation, new contracts and renewals, increased revenue from the variable portion of the lease terms associated with tenants sales, and the appreciation of the average exchange rate versus the Chilean peso.

•	Gross Margin: expanded 364 bps reflecting the annual adjustment of the lease terms to tackle rising inflation.
•	Operating Income: declined 0.5% due to asset revaluation. Excluding this effect, operating income grew 62.1%.

Peru
•	Revenues: increased 8.7% YoY, driven by the entry of new tenants and higher occupancy rates, plus the appreciation of the average exchange rate by 3%.
•
Gross Margin: posted a contraction from 94.3% in 3Q14 to 81.1% in 3Q15 as a result of the reclassification of Property, Plant & Equipment depreciation that was previously registered in another segment (CLP 400 million).

•	Operating Income: diminished 30.6%. Excluding asset revaluation, operating income decreased 17.5% explained by lower gross contribution and higher personnel, rental and services expenses.

Colombia
•	Revenues: decreased 21.9% reflecting the 23.3% devaluation of the Colombian peso, partially offset by better conditions after the renewal of lease contracts.
•	Gross Margin: contracted slightly by 35 bps YoY as a result of higher property taxes.

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•	Operating Income: declined 20.8% YoY, explained by the devaluation of the Colombian peso, and operating margin expanded 97 bps due to lower expenses as a result of lower uncollectible accounts.

Financial Services
	Third Quarter			Nine months, ended September 30th
FINANCIAL SERVICES	2015	2014	∆ %	2015	2014	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	1,399	50,570	-97.2%	63,008	155,503	-59.5%
Argentina	27,796	16,236	71.2%	73,644	48,481	51.9%
Brazil	1,648	830	98.5%	4,217	2,356	79.0%
Peru	12,752	11,187	14.0%	34,451	31,042	11.0%
Colombia	2,044	2,217	-7.8%	4,298	6,249	-31.2%
Revenues	45,640	81,041	-43.7%	179,618	243,631	-26.3%
Chile	1,455	37,218	-96.1%	43,036	113,220	-62.0%
Argentina	21,457	12,429	72.6%	55,382	38,857	42.5%
Brazil	1,648	830	98.5%	4,217	2,356	79.0%
Peru	8,349	5,412	54.3%	18,819	14,937	26.0%
Colombia	2,044	2,217	-7.8%	4,298	6,249	-31.2%
Gross Profit	34,953	58,107	-39.8%	125,751	175,618	-28.4%
Gross Margin	76.6%	71.7%	488 bps	70.0%	72.1%	-207 bps
SG&A	-17,591	-27,539	-36.1%	-66,439	-81,040	-18.0%
Operating Income	17,360	30,664	-43.4%	59,782	94,776	-36.9%

Chile
Following the creation of a joint venture between Scotiabank and Cencosud for the joint development of financial services in Chile the accounting for the Financial Services division changed.  In 3Q14, the Financial Services Division includes the Chilean operation line by line (it is consolidated and then eliminated in the line discontinued operations), however in 3Q15 49% of the profit is included in “Participation in profit of equity method associates”.

The joint venture  with Scotiabank has allowed the business to increase the range of financial products on offer. The loan portfolio increased 6.7% YoY, driven by a 40.6% increase in cash advances and consumer loans. Additionally, Cencosud has seen a 69.9% increase in consumption in associated retail stores, accompanied by increased use of the open card. The risk has remained stable after the validation of credit policies once JV was completed.

Argentina
•
Revenues: grew 71.2% YoY as a result of a 52.4% increase in loan portfolio and the high inflationary environment. Portfolio growth was due to the open card growth, which resulted in increased sales with associated retail stores.

•	Gross Margin: increased 65 bps YoY as a result of lower charges related to risk.
•	Operating Income: increased and operating margin expanded 486 bps YoY due to higher gross contribution and higher expense dilution as a result of increased sales.

Peru
•	Revenues: increased 14% YoY explained by loan portfolio growth coupled with a 3% appreciation of the average exchange rate.
•	Gross Margin: expanded from 48.4% in 3Q14 to 65.5% in 3Q15 as a result of improved risk indicators and a change in the criteria of booking write-offs from 120 to 150 days of delinquency.
•	Operating Income: increased CLP 2,092 million, and operating margin expanded as a consequence of loan portfolio growth, resulting in greater SG&A dilution.

Colombia
The business contribution decreased 7.8% explained by an increase of 40 bps in cost of funding and higher risk indicators.

Brazil
The business contribution increased 98.5% due to better loan portfolio performance YoY as a result of the improvement and consolidation of the Company’s comprehensive risk management strategy over the last two years.

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Non-Operating Income
	Third Quarter			Nine months, ended September 30th
	2015	2014	∆ %	2015	2014	∆ %
Participation in profit of equity method of associates	4,231	1,280	230.6%	8,771	3,163	177.3%
Net Financial Costs	-57,694	-32,215	79.1%	-168,119	-124,524	35.0%
Income (loss) from FX variations	-77,627	-12,409	525.6%	-107,143	-20,754	416.3%
Result of Indexation Units	-7,405	-4,229	75.1%	-15,896	-26,369	-39.7%
Non-Operating Income (loss)	-138,495	-47,573	191.1%	-282,386	-168,484	67.6%

•
Higher loss from exchange variations is explained by higher exposure to the US dollar YoY and the effect of the devaluation of the Chilean peso (average 16.6% YoY). As of September 2014, 11% of total debt was denominated in US dollars after CCS vs. 31% in 3Q15. Additionally, the increase reflects the reclassification of the exchange rate component of the Fair Value of Derivatives into Income (loss) from Foreign Exchange Variations (CLP 174 MM).

•
Loss from indexation units increased in CLP 3,177 million as a result of increased interest rates in Chile and the Company’s debt exposure to variable rate (33% after CCS) coupled with UF variation (1.5% in 3Q15 vs 0.6% in 3Q14), which was partially offset by lower exposure to UF YoY. As of September 2014, 23% of total debt was UF denominated (after hedges) vs 15% in 3Q15.

•
The increase of 79.1% in Net Financial Costs was the result of a bond issuance in early February 2015 by USD 1,000 million, whose proceeds were used for the prepayment of debt and short & medium-term amortizations, in addition to the reclassification of the rate effect of the Fair Value of Derivatives into Net Financial Costs (CLP 22,936 MM).

•	Income Taxes: decreased by CLP 26,439 million versus 3Q14 resulting in a tax benefit.

EBITDA4 & Adjusted EBITDA
	Third Quarter			Nine months, ended September 30th
	2015	2014	∆ %	2015	2014	∆ %
EBITDA BY COUNTRY	CLP MM	CLP MM		CLP MM	CLP MM
CHILE – Supermarkets	54,553	55,681	-2.0%	154,805	156,979	-1.4%
CHILE – Department Stores	9,156	-72	N/A	32,866	13,242	148.2%
CHILE – DYS	4,478	9,345	-52.1%	27,105	32,578	-16.8%
CHILE – SC3	48,467	41,241	17.5%	129,571	87,237	48.5%
CHILE – FS	2,688	10,440	-74.3%	725	19,323	-96.2%
CHILE – Others	-110,153	-56,016	96.6%	-122,719	-130,841	-6.2%
Chile	9,190	60,618	N/A	222,353	178,517	24.6%
Argentina	42,670	41,107	3.8%	163,464	151,318	8.0%
Brazil	1,001	6,454	-84.5%	-109,292	-8,048	1258.1%
Peru	14,833	11,778	25.9%	43,809	38,290	14.4%
Colombia	7,117	7,326	-2.8%	13,084	25,562	-48.8%
Total	74,811	127,283	-41.2%	333,418	385,640	-13.5%

	Third Quarter			Nine months, ended September 30th
	2015	2014	∆ %	2015	2014	∆ %
EBITDA BY BUSINESS	CLP MM	CLP MM		CLP MM	CLP MM
Supermarkets	83,233	96,558	-13.8%	289,583	277,505	4.4%
Departments Stores	7,710	-2,481	N/A	27,865	7,072	294.0%
Home Improvement	22,443	22,730	-1.3%	79,126	86,421	-8.4%
Shopping Centers	68,202	62,396	9.3%	182,612	142,981	27.7%
Financial Services	21,233	21,115	0.6%	40,311	53,626	-24.8%
Others	-128,011	-73,035	75.3%	-286,078	-181,964	57.2%
Total	74,811	127,283	-41.2%	333,418	385,640	-13.5%

	Third Quarter					Nine months, ended September 30th
	2015		2014		∆ %	2015	2014	∆ %
ADJUSTED EBITDA BY COUNTRY	CLP MM	Mg (%)	CLP MM	Mg (%)		CLP MM	CLP MM
CHILE – Supermarkets	54,553	8.8%	55,681	9.6%	-2.0%	154,805	156,979	-1.4%
CHILE – Department Stores	9,156	4.2%	-72	0.0%	N/A	32,866	13,242	148.2%
CHILE – DYS	4,478	4.1%	9,345	8.9%	-52.1%	27,105	32,578	-16.8%
CHILE – SC3	28,083	84.9%	24,223	83.9%	15.9%	78,799	75,853	3.9%
CHILE – FS	2,688	N.A.	-1	0.0%	N/A	3,448	18	N/A
CHILE – Others	-27,454		-29,370		-6.5%	-12,835	-72,545	-82.3%
Chile	71,505	7.3%	59,805	6.5%	19.6%	284,188	206,124	37.9%
Argentina	41,255	5.0%	34,598	5.3%	19.2%	163,341	143,791	13.6%
Brazil	1,422	0.4%	7,017	1.3%	-79.7%	-107,273	-3,631	2854.5%
Peru	16,405	6.6%	10,441	4.5%	57.1%	43,760	34,698	26.1%
Colombia	6,959	3.2%	7,330	2.7%	-5.1%	16,047	25,412	-36.9%
Total	137,546	5.1%	119,192	4.5%	15.4%	400,064	406,395	-1.6%

4For comparison purposes, the EBITDA analysis was performed excluding the effect of deconsolidation of financial services business in Chile.

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	Third Quarter					Nine months, ended September 30th
	2015		2014		∆ %	2015	2014	∆ %
ADJUSTED EBITDA AJUSTADO BY BUSINESS	CLP MM	Mg (%)	CLP MM	Mg (%)		CLP MM	CLP MM
Supermarkets	83,233	4.2%	96,558	4.8%	-13.8%	289,583	277,505	4.4%
Departments Stores	7,710	3.3%	-2,481	-1.2%	N/A	27,865	7,072	294.0%
Home Improvement	22,443	6.2%	22,730	7.6%	-1.3%	79,126	86,421	-8.4%
Shopping Centers	45,906	72.8%	37,667	73.0%	21.9%	126,219	116,613	8.2%
Financial Services	21,233	46.5%	10,674	13.2%	98.9%	43,033	34,321	25.4%
Others	-42,979		-45,957		-6.5%	-165,762	-115,536	43.5%
Total	137,546	5.1%	119,192	4.5%	15.4%	400,064	406,395	-1.6%

Adjusted EBITDA excluding one-offs
	Third Quarter					Nine months, ended September 30th
	2015		2014		∆ %	2015		2014		∆ %
	CLP MM	Mg (%)	CLP MM	Mg (%)		CLP MM	Mg (%)	CLP MM	Mg (%)
Supermarkets	106,927	5.4%	96,558	4.8%	10.7%	322,777	5.5%	277,505	4.7%	16.3%
DSS	7,710	3.3%	-2,481	-1.2%	N/A	33,539	4.7%	7,072	1.1%	N/A
DYS	30,883	8.6%	22,730	7.6%	35.9%	87,566	8.4%	86,421	9.9%	1.3%
SC	46,031	73.0%	37,667	73.0%	22.2%	126,345	71.9%	116,613	77.0%	8.3%
FS	21,272	46.6%	10,674	13.2%	99.3%	43,072	24.0%	34,321	14.1%	25.5%
Others	-40,812		-45,957		-11.2%	-163,596		-115,536		41.6%
Total	172,012	6.4%	119,192	4.5%	44.3%	449,703	5.7%	406,395	5.3%	10.7%

	Third Quarter					Nine months, ended September 30th
	2015		2014		∆ %	2015		2014		∆ %
	CLP MM	Mg (%)	CLP MM	Mg (%)		CLP MM	Mg (%)	CLP MM	Mg (%)
CHILE – SM	57,498	9.3%	55,681	9.6%	3.3%	167,249	9.2%	156,979	9.3%	6.5%
CHILE – DS	9,156	4.2%	-72	0.0%	N/A	38,540	5.8%	13,242	2.0%	191.0%
CHILE – DYS	7,608	6.9%	9,345	8.9%	-18.6%	30,234	8.4%	32,578	9.7%	-7.2%
CHILE – SC5	28,083	84.9%	24,223	83.9%	15.9%	78,799	83.3%	75,853	89.0%	3.9%
CHILE – FS	2,688	192.2%	-1	0.0%	N/A	3,448	5.5%	18	0.0%	N/A
CHILE – Others	-26,521		-29,370		-9.7%	-73,275		-72,545		1.0%
Chile	78,512	8.0%	59,805	6.5%	31.3%	244,995	8.3%	206,124	7.5%	18.9%
Argentina	63,946	7.7%	34,598	5.3%	84.8%	186,032	8.0%	143,791	7.7%	29.4%
Brazil	1,786	0.5%	7,017	1.3%	-74.5%	9,863	0.8%	-3,631	-0.2%	N.A.
Peru	19,981	8.1%	10,441	4.5%	91.4%	47,336	6.7%	34,698	5.2%	36.4%
Colombia	7,788	3.6%	7,330	2.7%	6.2%	16,876	2.5%	25,412	3.2%	-33.6%
Total	172,012	6.4%	119,192	4.5%	44.3%	505,102	6.4%	406,395	5.3%	24.3%

Chile
Supermarkets
Adjusted EBITDA decreased 2.0% YoY and margin posted a minor contraction of 73 bps as a result of lower gross margin and lower expense dilution driven by higher energy costs, litigations and severances for labor contingencies, which were partially offset by a lower headcount. Excluding non-recurring effects (CLP 2,944 million), EBITDA margin decreased by 25 bps YoY.

Department Stores
Adjusted EBITDA increased YoY and margin expanded 423 bps explained by lower promotional activity and decreased headcount YoY.

Home Improvement
Adjusted EBITDA decreased 52.1% and margin decreased 487 bps reflecting lower gross margin and higher SG&A over sales. Excluding one-offs (obsolescence provisions and severances for a total of CLP 3,129 million), adjusted EBITDA and EBITDA margin decreased 19% and 203 bps, respectively.

Shopping Centers
Adjusted EBITDA expanded 104 bps as a result of contract renewals, the incorporation of new tenants and a better performance from the parking business.

5 SC= Shopping Centers

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International Operations
Argentina
Adjusted EBITDA margin posted a contraction of 38 bps as a result of non-recurring items. Eliminating these effects (CLP 22,691 million), EBITDA margin posted a 235 bps expansion YoY, explained by higher profitability in all businesses.

Brazil
Adjusted EBITDA margin decreased 92 bps. Eliminating severances incurred during the quarter (CLP 364 million), the margin posted a compression of 83 bps YoY, explained by increased energy costs, wages and rentals, which combined with lower sales resulted in lower expense dilution.

Peru
Adjusted EBITDA margin posted a 216 bps expansion including CLP 3,575 million of severances. Eliminating this effect, margin posted an expansion of 360 bps, explained by greater profitability in the Supermarket, Department Stores and Financial Services Divisions, partially offset by lower contribution from Shopping Centers.

Colombia
Adjusted EBITDA margin expanded 51 bps including non-recurring items (CLP 829 bps). Eliminating this effect, margin expanded 90 bps YoY, explained by higher profitability in all businesses.

Balance Sheet 6
(In millions of Chilean pesos as of September 30th, 2015)
	Sep-15	Dec 14	Variation	%
	MM CLP	MM CLP
Cash and cash equivalents	223.685	218.872	4.814	2,2%
Other financial assets, current	135.163	47.779	87.384	182,9%
Other non-financial assets, current	18.867	10.646	8.221	77,2%
Trade receivables and other receivables	792.983	781.577	11.406	1,5%
Receivables from related entities, current	8.951	1.371	7.580	552,8%
Inventory	1.186.100	1.094.610	91.491	8,4%
Current tax assets	87.809	54.196	33.613	62,0%
Total current assets other from non-current assets classified as held for sale	2.453.559	2.209.051	244.508	11,1%
Non-current assets classified as held for sale	-	793.417	-793.417	-100,0%
TOTAL CURRENT ASSETS	2.453.559	3.002.468	-548.908	-18,3%
Other financial assets, non-current	488.451	302.480	185.971	61,5%
Other non-financial assets, non-current	34.346	33.873	473	1,4%
Trade receivable and other receivables, non-current	30.995	34.777	-3.782	-10,9%
Equity method investment	246.762	52.248	194.514	372,3%
Intangible assets other than goodwill	408.450	400.542	7.908	2,0%
Goodwill	1.423.126	1.682.349	-259.223	-15,4%
Property, plant and equipment	2.851.164	3.009.728	-158.564	-5,3%
Investment property	1.732.196	1.663.592	68.603	4,1%
Current Tax assets, non-current	11.004	43.048	-32.043	-74,4%
Deferred income tax assets	574.986	491.398	83.587	17,0%
TOTAL NON-CURRENT ASSETS	7.801.479	7.714.036	87.444	1,1%
TOTAL ASSETS	10.255.039	10.716.503	-461.465	-4,3%

	Sep-15	Dec 14	Variation	%
	MM CLP	MM CLP
Other financial liabilities, current	472.298	739.507	-267.209	-36,1%
Trade payables and other payables	1.697.120	1.957.738	-260.619	-13,3%
Payables to related entities, current	20.019	3.302	16.717	506,3%
Provisions and other liabilities	18.390	15.198	3.193	21,0%
Current income tax liabilities	59.216	60.616	-1.400	-2,3%
Current provision for employee benefits	121.198	102.514	18.685	18,2%
Other non-financial liabilities, current	28.244	43.104	-14.861	-34,5%
Total liabilities included in group of assets classified as held for sale	2.416.484	2.921.979	-505.495	-17,3%
Liabilities included in groups of assets classified as held for sale	-	216.791	-216.791	-100,0%
TOTAL CURRENT LIABILITIES	2.416.484	3.138.770	-722.286	-23,0%
Other financial liabilities, non-current	2.917.309	2.431.032	486.277	20,0%
Trade accounts payable, non-current	3.510	6.134	-2.625	-42,8%
Other provisions, non-current	103.411	104.766	-1.354	-1,3%
Deferred income tax liabilities	662.888	674.882	-11.994	-1,8%
Other non-financial liabilities, non-current	60.258	69.433	-9.176	-13,2%
TOTAL NON-CURRENT LIABILITIES	3.747.376	3.286.248	461.128	14,0%
TOTAL LIABILITIES	6.163.860	6.425.018	-261.158	-4,1%

6 Discussion below reflect Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in SVS to see financial statements for discontinued operations.

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Paid-in Capital	2.321.381	2.321.381	-	0,0%
Retained earnings (accumulated losses)	2.185.357	2.166.549	18.808	0,9%
Issuance premium	526.633	526.633	-	0,0%
Other reserves	-942.440	-722.245	-220.195	30,5%
Net equity attributable to controlling shareholders	4.090.931	4.292.318	-201.387	-4,7%
Non-controlling interest	247	-832	1.079	-129,8%
TOTAL NET EQUITY	4.091.178	4.291.486	-200.308	-4,7%
TOTAL NET EQUITY AND LIABILITIES	10.255.039	10.716.504	-461.466	-4,3%

	Sep-15	Dec 14
ASSETS BY COUNTRY	MM CLP	MM CLP	Variation	%
Chile	4.758.434	4.950.429	-191.994	-3,9%
Argentina	1.476.462	1.335.607	140.855	10,5%
Brazil	1.133.185	1.554.510	-421.325	-27,1%
Peru	1.250.304	1.180.227	70.078	5,9%
Colombia	1.636.652	1.695.730	-59.078	-3,5%
Consolidado	10.255.039	10.716.503	-461.465	-4,3%

	Sep-15	Dec 14
LIABILITIES BY COUNTRY	MM CLP	MM CLP	Variation	%
Chile	4.128.656	3.891.355	237.302	6,1%
Argentina	829.668	756.061	73.607	9,7%
Brazil	435.411	774.640	-339.229	-43,8%
Peru	365.221	459.527	-94.306	-20,5%
Colombia	404.904	543.434	-138.531	-25,5%
Consolidado	6.163.860	6.425.017	-261.157	-4,1%

	Sep-15	Dec 14
EQUITY BY COUNTRY	MM CLP	MM CLP	Variation	%
Chile	1.122.797	1.057.057	65.740	6,2%
Argentina	795.739	689.904	105.834	15,3%
Brazil	402.864	779.870	-377.007	-48,3%
Peru	708.866	612.358	96.508	15,8%
Colombia	1.060.912	1.152.296	-91.384	-7,9%
Consolidado	4.091.178	4.291.486	-200.308	-4,7%

Total assets as of the end of September, decreased CLP 461,465 million compared to December 31st, 2014 due to a drop to CLP 548,908 million of current assets, partially offset by an increase of CLP 87,444 million of non-current assets.

The decrease in Current Assets is explained by the deconsolidation of the Financial Services loan portfolio after the closing of the transaction with Scotiabank, partially offset by increased Inventories, Other financial assets and Current tax assets. The increase in Invetories is mainly explained by an exchange rate effect and the seasonality of the business (inventory is built up for Christmas in the third quarter). The increase in Other financial assets reflects an increase in time deposits at Banco Paris.

The increase in Non-Current Assets was the result of higher Equity method investment, Other financial assets, non-current and Deferred income tax assets, partially compensated by decreases in Goodwill, and Property, plant and equipment. The increase in Equity method investment was related to the incorporation of 49% of CAT (JV vehicle) after the closing of the Scotiabank transaction. The increase in Other non-current financial assets is explained by higher derivatives after issuing dollar denominated debt in February 2015. On the other hand, decreases in Goodwill and Property, plant and equipment was the result of the devaluation of the Brazilian real and the Colombian peso against the Chilean peso, and the write-off of Brazilian assets.

Total liabilities decreased CLP 261,157 million due to lower current liabilities by CLP 722,286 million, that was partially offset by increased non-current liabilities by CLP 461,129 million. Current liabilities decreased as a result of the deconsolidation of CLP 216,791 million of Financial Services (due to the closing of the transaction), a decrease of Other financial liabilities current after the prepayment of short term debt with the proceeds from Scotiabank transaction, and a decrease of Trade payables and other payables due to the devaluation of the Brazilian real and the Colombian peso, against the Chilean peso. These decreases were partially offset by a CLP 486,277 million increase in Other non-current financial liabilities, explained by the international bond issuance in two tranches.

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Amortization Schedule
(In millions of USD as of September 30th, 2015)

Indebtedness
As of September 30, 2015, net financial debt, (not considering Cencosud’s banking activities in Chile and Peru) was CLP 2,523,334 million down from CLP 2,587,834 million as of December 31, 2014.

Financial Ratios7

		PROFORMA8
(in times)	Sep-15	Sep	Dec-14
Net Financial Debt / Adjusted EBITDA	3,88	3,34	3,73
Financial Expense Ratio	2,27	2,27	2,90
Financial Debt / Equity	0,62	0,62	0,60
Total Liabilities / Equity	1,47	1,47	1,43
Current Assets / Current Liabilities	0,98	0,98	0,84

Interest Rate Risk
As of September 30, 2015, including the cross currency swaps, 67% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds.  The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 98.4% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges
In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of September 30, 2015, roughly 71.3% of consolidated financial debt was denominated in US dollars; 57.2% of the total financial debt was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company’s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of exchange rate hedging (Cross Currency Swaps), as of September 30, 2015, the Company’s exposure to the US dollar was 31% of the total debt.

7 These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud banking activities.

8 Financial ratios as of September 2015 excluding non-recurring items accumulated in the last 9M (CLP 41,661 million of severances, CLP 7,978 million of inventory obsolescence provisions, CLP 61,373 million profit for the closing of the Scotiabank transaction and CLP 116,771 million for the Brazilian assets write-off).

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Working Capital Ratios
	Inventory turnover			Average period of receivables			Average period of payables
(days)	3Q15	3Q14	∆	3Q15	3Q14	∆	3Q15	3Q14	∆
Supermarkets	43.2	45.8	-2.7	9.9	10.6	-0.7	44.0	43.0	1.0
Home Improvement	110.1	119.7	-9.7	11.4	14.1	-2.7	53.0	53.0	-
Department Stores	92.2	87.1	5.1	16.0	10.9	5.1	47.0	50.0	-3.0
Shopping Centers				53.3	35.8	17.5	32.0	35.0	-3.0
Financial Services							31.0	30.0	1.0

Inventory turnover:
•
In Supermarkets & Home Improvement inventory turnover improved. The decline of days in Supermarkets is due to lower days in Brazil and Colombia, partially offset by an increase in days in Argentina. In Home Improvement, better inventory levels are explained by improvements in the three operations. In the case of Department Stores, the increase reflects the devaluation of the Chilean peso vs. the USD.

Average period of receivables:
•	Department Stores average period of receivables increased 5 days as a result of an increase of 2 days in Chile and 24 in Peru.

•	Shopping Centers average period of receivables increased due to a greater number of days in Chile and Argentina, partially offset by decreases in Peru and Colombia.

•
In Supermarkets the average period of receivables decreased 0.7 days due to fewer days in Chile, Argentina, Peru and Colombia, partially offset by increased days in Brazil. Home Improvement recorded 2.7 days reduction, reflecting less paydays in all countries.

Average period of payables:
•
Department Stores and Shopping Centers experienced a drop in the average period of payables YoY. Department stores posted a 3 days reduction in Chile and a 1 day decrease in Peru. Shopping Malls also posted a decrease of 3 days, explained by a reduction in pay days in Chile, Argentina and Peru.

Cash Flow Summary 9
In millions of Chilean pesos as of September 30th, 2015
	Net cash flow from operating activities	Net cash flow from investment activities	Net cash flow from financing activities	Consolidated

Supermarkets	198,784	-75,846	-199,516	-76,577
Shopping Centers	79,784	-10,298	-70,571	-1,086
Home Improvement	-62,570	-10,036	71,680	-925
Department Stores	-18,018	-18,123	27,811	-8,330
Financial Services	215,151	327,836	-484,289	58,698
Others	-84,006	-10,275	178,909	84,629
Adjustment for D.O.	-107,449	-750	35,259	-72,941
Consolidated	221,676	202,508	-440,717	-16,532

9 Net cash flows relating to the operating, investing and financing activities of discontinued operations are also available on the notes of the Financial Statements filed to the SVS.

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In millions of Chilean pesos as of September 30th, 2014
	Net cash flow from operating activities	Net cash flow from investment activities	Net cash flow from financing activities	Consolidated

Supermarkets	180,229	-97,370	-169,249	-86,390
Shopping Centers	76,028	-32,787	-13,007	30,235
Home Improvement	-21,302	-15,105	31,230	-5,177
Department Stores	-50,684	-8,831	63,091	3,577
Financial Services	19,341	-82,256	65,435	2,520
Others	-106,136	-6,808	114,645	1,701
Adjustment for D.O.	-10,137	76,229	-66,093	-
Consolidated	87,340	-166,928	26,053	-53,535

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud reached a negative net cash flow of CLP 16,532 million for the 9 months ended September 30, 2015 compared to a negative net cash flow of CLP 53,535 million for the 9 months ended September 30, 2014.

Operating Activities
For the 9 months ended September 30, 2015 net cash flow from operations improved  to CLP 221,676 million from CLP 87,340 million for the 9 months ended September 30, 2014. Financial Services, Department Stores, Supermarkets and Shopping Centers improved their cash flow from operating activities. Cash flow from Financial Services increased due to the recognition of the sale of 51% stake of the business to Scotiabank. In the case of Department Stores cash flow improved as a result of greater EBITDA generation driven by lower promotional activity in Chile, and greater scale in Peru. Cash flow from Supermarkets increased due to higher cash flows coming from Argentina, Peru and Colombia. Finally, cash flow from Shopping Centers increased due to higher EBITDA generation and lower working capital requirements. Net cash flow from Home Improvement operations deteriorated mainly in Argentina as a result of the high inflationary environment over expenses, and in Colombia driven by the effect in demand followed by currency devaluation.

Investment Activities
For the 9 months ended September 30, 2015 net cash flow from investment activities amounted to CLP 202,508 million from CLP (166,928) million for the 9 months ended September 30, 2014. The Department Stores division increased its cash flow in investment activities, explained by the opening of 3 new stores in Peru YoY. All the other divisions posted a decrease in investment activities as a result of lower store openings. In the case of Financial Services, the increase in cash flow is related to the collection of the current account between CAT and Cencosud.

CAPEX
Cencosud’ s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 3Q15 was CLP 43,910 million, compared to CLP 74,601 million in 3Q14.

NET OPENINGS DURING THE PERIOD JULY – SEPTEMBER 2015
Country/Format	N° of Stores	Selling Space (m2)
Chile, Supermarkets	1	1,021
Chile, Department Stores	1	2,035

In the case of Supermarkets in Chile, the increase is due to 2 openings and 1 closing of Santa Isabel stores, aggregating an additional 1,021 m2 of selling space. Additionally, on August 14th Cencosud opened one Paris store in Coronel. In the case of Argentina, Cencosud momentarily closed a 700 m2 Vea store due to municipality permits.  The store was closed by the end of April 2015 and reopened in early August 2015.

Financing Activities
For the 9 months ended September 30, 2015 net cash flows from financing activities amounted to CLP (440,717) million from CLP 26,053 million for the 9 months ended September 30, 2014. Cencosud accounted higher outflows for the payment of bank loans in Chile, Peru, Colombia and Brazil due to the debt prepayment with proceeds from Scotiabank deal and the early February bond issuance of US 1 billion.

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Retail Market Commentary

Chile
The Chilean economy showed mixed economic activity during the third quarter of 2015. In September, economic activity grew 1.1 QoQ (2.6% YoY), after falling 1.0% QoQ (-.1% YoY) in August and slightly increasing 0.1% QoQ (2.5% YoY) in July, according to the Central Bank’s economic activity index (IMACEC).

Chile’s retail sector growth was moderated in the beginning of the third quarter after posting solid growth in 2Q15. Retail sales experienced a 0.9% growth YoY in both September and August, according to the National Chamber of Commerce (Camara Nacional de Comercio).

Inflation in Chile remains elevated, at 4.6% in September and 5.0% in August 2015. The Central Bank targets inflation expectations at 3.0%. The Chilean peso touched a 12-year high against the dollar in August, and Central Bank increased its benchmark interest rate by 25 bps to 3.25% at its October meeting. The economic expectations survey published by the Central Bank in November showed a possible additional 25 bps hike by year-end.

Cencosud’s Supermarket SSS remained positive with modest SSS growth of 3.8% in 3Q15, but showed a slight deceleration from the growth rate posted in previous quarters, reflective of economic conditions.

Argentina
Based on the most recent data from September, Argentina’s economic activity fell by 0.2% YoY, a disappointment after growing 2.6% YoY in August, according to the Argentina National Statistics and Census Institute (INDEC). The decline in September represents the first decline in 4 months.

Consumer confidence in September was 54.62 points, a decrease from 56.78 points in August, which was broadly in line with 56.09 points in July, according to the UTDT’s consumer confidence index.

Consumer prices in September posted a 1.2% sequential increase, according to the INDEC’s inflation index. This figure was in line with the increase in August.

Cencosud posted 3Q15 Supermarket SSS growth of 16.5%, which is below the figure of the prior year as a result of the weaker macro-economic environment in 2015 versus 2014. However, on a sequential basis, Supermarket SSS are up 100 basis points from 15.5% in 2Q15.

Brazil
Brazil’s retail sales fell 0.9% QoQ in August, marking the seventh straight month of decline, as inflation and unemployment pushed consumer confidence to a record low. Food, beverages and tobacco sales in hypermarkets and supermarkets fell 0.1% in August, after falling 1.5% in July, while vehicles and accessories sales fell 5.2%. The drop in retail sales in August was followed by a fall of 1.6% in July.

Retail sales have fallen nearly 10% from a record-high in November last year, according to the IBGE. With annual inflation of 9.5% in September, and surveys conducted by the Central Bank estimating that it will only drop to 6.1% next year, the market is predicting additional increases to Brazil’s  interest rate Selic, which could further dampen economic growth.

Brazil’s consumer confidence in October reached its lowest level ever recorded by the Getulio Vargas Institute (FGV) since the survey began a decade earlier.

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The economic environment in Brazil continues to deteriorate, and negatively impacted Cencosud’s 3Q15 results. Supermarket SSS declined 7.7% YoY in the quarter, which was in line with the decrease in consumer spending and confidence in the country. It is worth noting that Prezunic had positive SSS for the quarter, as the new management team implemented strategic changes.

Peru
Economic data for Peru continues to be mixed. The Consumer Price Index remained stable, totaling 121 for the month of September, while the Economic Activity Index dropped from 3.3 in July to 2.6 in August, but grew 3.0% in September. The trends for the macro-economic environment in Peru continue to have a modest impact on businesses operating in the country.

Cencosud’s Supermarket SSS declined 0.7% YoY.

Colombia
Based on the most recent data, Colombian economic activity improved to 0.09 index points for the month of August, a modest improvement above 0.08 from July, on a monthly reporting basis. This figure was up significantly from 0.03 index points, the long-term average since 1992.

The Colombian retail sector posted strong results after a mixed second quarter. Retail sales increased 2.8% in September and 5.4% in August YoY, according to the National Statistics Administration in Bogota.

The Fedesarrollo Consumer Confidence Sentiment Index improved in September by 4.3%, compared with a decline of 0.4% in August.

Cencosud’s Supermarket SSS saw a strong turnaround in 3Q15, posting growth of 4.2% YoY.

Retail Indicators
	N° of Stores		Total Selling Space (sq2)		Average Selling space per store (sq2)		% Leased and Occupancy rates
	3Q15	3Q14	3Q15	3Q14	3Q15	3Q14	3Q15	3Q14
Chile	244	228	576,549	552,477	2,363	2,423	60,2%	58,0%
Argentina	286	290	526,182	529,428	1,840	1,826	56,3%	54,5%
Brazil	222	220	609,356	598,826	2,745	2,722	92,8%	91,9%
Peru	89	87	266,118	261,700	2,990	3,008	47,2%	49,3%
Colombia	100	100	425,133	425,196	4,251	4,252	33,0%	33,2%
Supermarkets	941	925	2,403,339	2,367,627	2,554	2,560
Chile	34	32	319,619	307,853	9,401	9,620	8,8%	3,1%
Argentina	50	50	383,786	383,786	7,676	7,676	22,0%	21,4%
Colombia	10	9	82,320	75,733	8,232	8,415	30,0%	33,3%
Home Improvement	94	91	785,725	767,372	8,359	8,433
Chile	79	78	374,153	372,698	4,736	4,778	73,1%	73,1%
Peru	9	6	45,233	31,990	5,026	5,332	88,9%	83,3%
Department Stores	88	84	419,386	404,688	4,766	4,818
Chile	25	25	431,207	412,418	17,248	16,497	97,8%	97,9%
Argentina	22	18	277,203	241,410	12,600	13,412	96,1%	96,8%
Peru	4	3	71,191	58,388	17,798	19,463	91,3%	89,4%
Colombia	2	2	14,991	14,514	7,496	7,257	28,2%	29,9%
Shopping Centers	53	48	794,592	726,730	14,992	15,140

TOTAL	1.176	1.148	4,403,042	4,266,417	3,744	3,716

	Average sales per store				Sales per Square meter
Figures in USD th	3Q		Last Twelve Months		3Q		Last Twelve Months
	2015	2014	2015	2014	2015	2014	2015	2014
Chile	3,745	3,745	15,068	14,846	1,566	1,476	6,299	6,111
Argentina	2,710	2,183	10,335	8,758	1,479	1,197	5,639	4,847
Brazil	2,541	3,669	11,817	14,285	929	1,294	4,323	5,260
Peru	3,500	3,438	13,909	13,347	1,167	1,133	4,638	4,443
Colombia	2,815	3,635	12,654	14,328	662	838	2,976	3,336
Supermarkets	3,017	3,189	12,469	12,579	1,180	1,217	4,877	4,924
Chile	4,784	4,757	21,213	20,886	503	478	2,231	2,165
Argentina	6,726	5,169	24,267	20,162	876	653	3,162	2,598

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Colombia	2,341	3,880	9,887	13,635	281	319	1,189	1,572
Home Improvement	5,583	4,922	21,701	19,935	665	548	2,585	2,341
Chile	3,976	3,765	17,763	17,648	836	781	3,734	3,667
Peru	2,787	3,638	10,296	13,077	541	330	2,000	2,439
Department Stores	3,873	3,760	17,111	17,450	808	739	3,571	3,608
Chile	1,893	1,653	7,441	6,721	112	98	441	407
Argentina	1,634	1,221	5,807	5,236	126	85	448	390
Peru	2,046	2,634	7,626	9,315	111	102	412	467
Colombia	1,537	1,967	6,656	7,061	208	267	902	973
Shopping Centers	1,787	1,554	6,776	6,309	119	97	450	417

SAME STORE SALES (SSS)

SSS NOMINAL	3Q15	2Q15	9M15	3Q14	2Q14	9M14
Supermarkets
Chile	3.8%	5.7%	5.8%	4.4%	5.5%	3.6%
Argentina	16.5%	15.5%	18.0%	27.3%	33.3%	29.1%
Brazil	-7.7%	-6.8%	-6.5%	-0.7%	-2.7%	-0.8%
Peru	-0.7%	1.0%	0.8%	4.1%	6.3%	4.7%
Colombia	4.2%	-2.4%	0.8%	0.8%	-4.6%	-3.5%
Home Improvement
Chile	2.0%	5.1%	3.9%	0.5%	3.1%	2.1%
Argentina	29.7%	31.0%	30.9%	28.9%	25.6%	27.9%
Colombia	5.7%	1.0%	4.7%	-8.1%	-3.6%	-6.1%
Department Stores
Chile	6.4%	-0.4%	2.4%	-4.4%	3.4%	-0.1%
Peru	9.5%	7.3%	9.3%	-11.1%	-2.9%	-8.7%

SS TICKETS	3Q15	2Q15	9M15	3Q14	2Q14	9M14
Supermarkets
Chile	-2.7%	0.3%	-0.1%	-1.2%	-0.5%	-2.0%
Argentina	-7.9%	-8.0%	-8.0%	-6.9%	-5.1%	-5.4%
Brazil	-10.6%	-8.2%	-7.5%	-7.7%	-5.9%	-7.7%
Peru	-1.4%	-1.1%	-1.3%	-2.9%	0.3%	-1.2%
Colombia	1.4%	0.8%	0.0%	-5.0%	-7.5%	-7.5%
Home Improvement
Chile	-0.9%	0.3%	0.2%	-0.1%	3.0%	1.5%
Argentina	-0.6%	0.3%	-0.5%	-8.5%	-11.4%	-8.6%
Colombia	4.3%	-5.3%	-2.4%	-6.0%	-2.8%	-2.8%
Department Stores
Chile	-9.1%	-11.4%	-9.3%	-3.4%	3.6%	0.9%
Peru	-1.1%	3.3%	4.9%	-18.9%	5.6%	-13.2%

SS AVERAGE TICKET NOMINAL	3Q15	2Q15	9M15	3Q14	2Q14	9M14
Supermarkets
Chile	6.8%	5.4%	5.8%	5.7%	6.1%	5.7%
Argentina	26.5%	25.6%	28.2%	36.7%	40.5%	36.5%
Brazil	5.8%	2.8%	2.6%	7.7%	2.4%	8.7%
Peru	0.6%	2.1%	2.1%	7.2%	6.0%	6.0%
Colombia	2.8%	-3.1%	0.9%	6.0%	3.2%	4.3%
Home Improvement
Chile	3.0%	4.8%	3.9%	0.6%	0.2%	2.1%
Argentina	30.4%	30.6%	31.5%	41.0%	41.8%	40.2%
Colombia	1.3%	6.7%	7.4%	-2.3%	-0.8%	-3.3%
Department Stores
Chile	17.0%	12.5%	12.9%	-1.1%	-0.1%	-0.9%
Peru	10.7%	3.9%	4.2%	9.6%	-8.0%	5.2%

	SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
	Square Meters					Square Meters
	3Q15					3Q14
CHILE	N°	GLA total	GLA Third Parties	GLA Related Parties	N°	GLA total	GLA Third Parties	GLA Related Parties
Mega Center	1	152,667	115,740	36,927	1	134,638	99,774	34,864
Regional	1	117,920	74,559	43,362	1	117,920	74,559	43,362
Local	8	471,603	221,502	250,102	9	479,925	218,889	261,036
Power Center	15	359,025	19,407	339,618	14	352,663	19,197	333,466
Total	25	1,101,215	431,207	670,008	25	1,085,146	412,418	672,728

ARGENTINA	N°	GLA total	GLA Third Parties	GLA Related Parties	N°	GLA total	GLA Third Parties	GLA Related Parties
Regional	1	98,524	74,782	23,741	1	96,098	72,376	23,723
Local	11	422,759	151,974	270,786	10	390,071	130,478	259,593
Factory	3	118,000	34,192	83,808	3	112,399	30,637	81,642
Power Center	6	103,611	15,748	87,863	3	65,568	7,443	58,125

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Strip Center	1	5,000	507	4,493	1	4,657	477	4,180
Total	22	747,894	277,203	470,691	18	668,794	241,410	427,263

PERU	N°	GLA total	GLA Third Parties	GLA Related Parties	N°	GLA total	GLA Third Parties	GLA Related Parties
Regional	1	75,897	43,634	32,263	1	53,301	40,277	13,024
Local	1	30,280	17,075	13,204	1	29,664	17,085	12,579
Strip Center	2	16,968	10,481	6,486	1	5,754	1,026	4,728
Total	4	123,144	71,191	51,953	3	88,719	58,388	30,331

COLOMBIA	N°	GLA total	GLA Third Parties	GLA Related Parties	N°	GLA total	GLA Third Parties	GLA Related Parties
Local	2	34,604	14,991	19,613	2	34,094	14,514	19,580
Total	2	34,604	14,991	19,613	2	34,094	14,514	19,580

Financial Services Indicators
CHILE	3T14	4T14	1T15	2T15	3T15
Credit Card/ SAG-CAT10
Loan Portfolio (MM CLP)11	391,968	426,562	391,644	570,398	591,514
Provisions over Loans (%)12	6.1%	5.3%	5.1%	6.8%	6.2%
Write-offs (MM CLP)	21,593	28,175	6,399	12,600	19,268
% of Sales w/Credit Cards over Total Sales
Hypermarkets	17.5%	17.8%	15.6%	15.1%	15.1%
Supermarkets	6.1%	6.0%	5.5%	5.5%	5.5%
Department Stores	43.2%	42.7%	37.8%	38.6%	36.7%
Home Improvement	20.2%	22.1%	18.1%	20.0%	20.9%
Banco Paris
Loan Portfolio (MM CLP)13	172,459	185,291	192,908	10,812	10,597
Provisions over Loans (%)	8.5%	9.2%	9.5%	1.7%	1.5%
Write-offs (MM CLP)14	2,799	4,597	2,196	2,921	2,921
ARGENTINA
Loan Portfolio (M ARS)	2,541,714	3,094,474	3,185,424	3,497,882	3,873,760
Provisions over Loans (%)15	3.3%	3.6%	4.2%	4.0%	3.4%
Write-offs (M ARS)12	33,873	38,688	13,630	31,043	52,888
% of Sales w/Credit Cards over Total Sales
Supermarkets	9.3%	9.6%	8.5%	9.1%	9.5%
Home Improvement	22.2%	22.8%	22.0%	23.4%	22.6%
PERÚ16
Loan Portfolio (M PEN)	346,807	344,565	333,917	374,971	393,367
Provisions over Loans (%)	6.2%	6.8%	6.4%	7.8%	7.0%
Write-offs (M PEN)12	49,686	66,463	18,851	28,671	43,776
% of Sales w/Credit Cards over Total Sales
Supermarkets	10.7%	9.5%	9.2%	10.9%	11.8%
Department Stores	38.0%	28.4%	30.4%	33.7%	34.2%
BRAZIL17
Loan Portfolio (M BRL)	483,552	515,823	498,610	480,928	480,459
Provisions over Loans (%)	6.5%	5.3%	4.7%	5.8%	5.6%
Write-offs (M BRL)12	54,580	68,739	19,375	37,070	51,793
% of Sales w/Credit Cards over Total Sales
Supermarkets	44.2%	44.2%	41.5%	43.0%	44.4%
COLOMBIA
Loan Portfolio (MM COP)	648,207	678,859	682,573	671,920	663,831
Provisions over loans (%)	6.9%	7.3%	8.0%	8.4%	7.9%
Write-offs (M BRL) (MM COP)12	43,413	54,548	14,575	34,440	55,588
% of Sales w/Credit Cards over Total Sales
Supermarkets	12.4%	12.7%	12.5%	13.3%	12.4%
Home Improvement	7.4%	6.1%	5.7%	6.5%	6.3%

10 SAG-Cat is the new entity that holds the JV with Scotiabank in Chile.

11 Starting from June 2015, figures reported in SAG-CAT holds 100% of the JV with Scotiabank.

12 The ratio Provisions / Loan does not include CLP 12,561 million of anti-cyclical and contingency provisions of unused quotas registered by the end of September 2015.

13 Bank's loan portfolio only includes the mortgage loans that were left at Banco Paris after the completion of JV with Scotiabank.

14 Net write-off accumulated to the date.

15 Since March 2013 the ratio provisions/loans does not include anti-cyclical provisions. As of March 2015 the amount in provisions reached ARS 22,4 million.

16 Since June 2015 write-offs criteria was modified from 120 days to 180 days overdue. Provisions/loans don't include a total of 4, 4 millions of soles of voluntary provisions as of September 2015.

17 Includes only Gbarbosa

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Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	3Q15	3Q14%		9M15	9M14%
Profit (Loss)	-29,902	28,684	N.A.	35,205	79,118	-55.5%
Net Financial Costs	57,694	32,215	79.1%	168,119	124,524	35.0%
Result from Indexation Units	7,405	4,229	75.1%	15,896	26,369	-39.7%
Result from Exchange Variations	77,627	12,409	525.6%	107,143	20,754	416.3%
Income taxes	-10,985	15,455	N.A.	-33,860	33,578	N.A.
Depreciation & Amortization	58,003	50,928	13.9%	163,954	148,420	10.5%
Revaluation of Investment Properties	-22,296	-24,729	-9.8%	-56,393	-26,368	113.9%
Adjusted EBITDA	137,546	119,192	15.4%	400,064	406,395	-1.6%

Quarter ended September 30, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	CONSO
Net Income	50,001	66,372	13,067	-925	20,431	-178,847	-29,902
Net Income	50,001	66,372	13,067	-925	20,431	-178,847	-29,902
Financial Expense (net)	0	0	0	0	0	57,694	57,694
Income Tax Charge	0	0	0	0	0	-10,985	-10,985
EBIT	50,001	66,372	13,067	-925	20,431	-132,138	16,807
Depreciation and Amortization	33,232	1,830	9,375	8,635	802	4,128	58,003
EBITDA	83,233	68,202	22,443	7,710	21,233	-128,011	74,811
Exchange differences	0	0	0	0	0	77,627	77,627
Revaluation of Investment Properties	0	-22,296	0	0	0	0	-22,296
(Losses) gains from indexation	0	0	0	0	0	7,405	7,405
Adjusted EBITDA	83,233	45,906	22,443	7,710	21,233	-42,979	137,546

Nine-Months, ended September 30, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	CONSO
Net Income	190,024	176,565	58,901	3,541	55,324	-449,151	35,205
Net Income	190,024	176,565	58,901	3,541	55,324	-449,151	35,205
Financial Expense (net)	0	0	0	0	-14,223	182,342	168,119
Income Tax Charge	0	0	0	0	-2,684	-31,176	-33,860
EBIT	190,024	176,565	58,901	3,541	38,417	-297,985	169,464
Depreciation and Amortization	99,559	6,046	20,225	24,323	1,893	11,907	163,954
EBITDA	289,583	182,612	79,126	27,865	40,311	-286,078	333,418
Exchange differences	0	0	0	0	2,761	104,382	107,143
Revaluation of Investment Properties	0	-56,393	0	0	0	0	-56,393
(Losses) gains from indexation	0	0	0	0	-38	15,934	15,896
Adjusted EBITDA	289,583	126,219	79,126	27,865	43,033	-165,762	400,064

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Quarter ended September 30, 2014 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	CONSO
Net Income	61,615	61,046	17,354	-9,144	31,129	-133,316	28,684
Net Income	61,615	61,046	17,354	-9,144	31,129	-133,316	28,684
Financial Expense (net)	0	0	0	0	-10,589	42,804	32,215
Income Tax Charge	0	0	0	0	116	15,338	15,455
EBIT	61,615	61,046	17,354	-9,144	20,656	-75,173	76,354
Depreciation and Amortization	34,944	1,349	5,375	6,663	459	2,138	50,928
EBITDA	96,558	62,396	22,730	-2,481	21,115	-73,035	127,283
Exchange differences	0	0	0	0	-9,814	22,223	12,409
Revaluation of Investment Properties	0	-24,729	0	0	0	0	-24,729
(Losses) gains from indexation	0	0	0	0	-627	4,856	4,229
Adjusted EBITDA	96,558	37,667	22,730	-2,481	10,674	-45,957	119,192

Nine-Months, ended September 30, 2014 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	CONSO
Net Income	177,391	138,843	71,337	-12,320	84,146	-380,278	79,118
Net Income	177,391	138,843	71,337	-12,320	84,146	-380,278	79,118
Financial Expense (net)	0	0	0	0	-29,253	153,776	124,524
Income Tax Charge	0	0	0	0	-2,658	36,235	33,578
EBIT	177,391	138,843	71,337	-12,320	52,235	-190,267	237,219
Depreciation and Amortization	100,113	4,138	15,084	19,392	1,391	8,303	148,420
EBITDA	277,505	142,981	86,421	7,072	53,626	-181,964	385,640
Exchange differences	0	0	0	0	-15,653	36,407	20,754
Revaluation of Investment Properties	0	-26,368	0	0	0	0	-26,368
(Losses) gains from indexation	0	0	0	0	-3,652	30,021	26,369
Adjusted EBITDA	277,505	116,613	86,421	7,072	34,321	-115,536	406,395

Macroeconomic Information

End of period Exchange Rate
	30/09/2015	30/09/2014	% change
CLP / USD	698,7	599,2	16.6%
CLP / Argentine Peso	74,2	71,1	4.4%
CLP / Colombian Peso	0,23	0,30	-23.3%
CLP / Peruvian Nuevo Sol	216,6	207,2	4.5%
CLP / Brazilian Real	176,1	243,9	-27.8%

Inflation
	3Q15	2Q15	3Q14	2Q14
Chile	4.60%	4.40%	4.90%	4.30%
Brazil	9.49%	8.89%	6.75%	6.52%
Peru	3.91%	3.54%	2.74%	3.45%
Colombia	5.35%	4.42%	2.86%	2.79%

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Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Senior IR Analyst Tel +562 2959 0368 natalia.nacif@cencosud.cl

Webcast & Teleconference Information
Monday November 30th, 2015
13:00 PM Santiago
11:00 AM EST

Participants Dial-IN
Toll Free: 877-407-8031
Internacional: 201-689-8031
Conference ID #: 13616251

Replay:
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Webcast available at
http://www.cencosud.com/en/inversionistas/

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.